Equinox Gold and Calibre Mining Combine to Create a Major Americas-Focused Gold Producer

New Equinox Gold to Become the Second Largest Gold Producer in Canada

February 23, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox") and Calibre Mining Corp. (TSX: CXB, OTCQX: CXBMF) ("Calibre" and collectively the "Companies") are pleased to announce that the Companies have entered into a definitive arrangement agreement (the "Arrangement Agreement") in an at-market business combination whereby Equinox will acquire all the issued and outstanding common shares of Calibre pursuant to a court-approved plan of arrangement (the "Transaction"). The combined company ("New Equinox Gold") will continue under the name "Equinox Gold Corp."

Equinox and Calibre will host a conference call and webcast to discuss the Transaction commencing at 7:30 am Eastern Time on Monday, February 24, 2025. Details are provided at the end of this news release.

The Transaction will create an Americas-focused diversified gold producer with a portfolio of operating mines in five countries anchored by two high-quality, long-life, low-cost Canadian gold mines. The Greenstone Mine ("Greenstone") in Ontario achieved commercial production in November 2024 while the Valentine Gold Mine ("Valentine") in Newfoundland & Labrador is nearing construction completion with first gold pour targeted for mid-2025. Collectively, these two cornerstone assets are expected to produce an average of 590,000 ounces of gold per year when operating at capacity. With 100% ownership of Greenstone and Valentine, New Equinox Gold will become the second largest gold producer in Canada.

The combined company is expected to produce approximately 950,000 ounces of gold in 20251, not including production from Valentine or Los Filos. New Equinox Gold has the potential to produce more than 1.2 million ounces of gold per year with Greenstone and Valentine operating at capacity. Additionally, the combined company will have a large gold endowment of Mineral Reserves and Mineral Resources, and a highly prospective pipeline of development, expansion and exploration projects for low-risk sustainable growth.

Under the terms of the Arrangement Agreement, Calibre shareholders will receive 0.31 Equinox common shares for each Calibre common share held (the "Exchange Ratio") immediately prior to the effective time of the Transaction (the "Effective Time").  Upon completion of the Transaction, existing Equinox shareholders and former Calibre shareholders will own approximately 65% and 35% of the outstanding common shares of the combined company, respectively, on a fully diluted in-the-money basis. The implied market capitalization of the combined company is estimated at C$7.7 billion.

New Equinox Gold will benefit from the expertise and successful track record of two industry leaders: Ross Beaty and Featherstone Capital (Blayne Johnson and Doug Forster), who have created substantial shareholder value over multiple decades in the mining sector, all of whom will serve on the Board of Directors of New Equinox Gold.

1 Mid-point of Equinox's 2025 guidance plus mid-point of Calibre's 2025 guidance, on a full-year basis. Does not include any production from Equinox's Los Filos Gold Mine or Calibre's Valentine Gold Mine.

Equinox Gold Corp. +1 604.558.0560 ir@equinoxgold.com www.equinoxgold.com	Calibre Mining Corp. +1 604.681.9944 calibre@calibremining.com www.calibremining.com

Strategic Rationale of the Transaction

Merging Equinox and Calibre will create:

  A major diversified gold producer in the Americas: Potential for more than 1.2 million ounces of annual gold production from a portfolio of mines in five countries in the Americas
  The second largest gold producer in Canada: Greenstone and Valentine, two new long-life, low-cost, open-pit gold mines, are expected to produce collectively 590,000 ounces of gold per year when at capacity
  Substantial free cashflow: Immediate increase in production at record high gold prices drives superior free cash flow to quickly deleverage
  Exceptional growth profile: Additional production growth from the ramp up of Valentine and a pipeline of development and expansion projects
  Significant re-rate potential based on valuation of peers: Greater scale, lower risk, near-term production growth, and superior free cash flow relative to peers, providing significant revaluation potential
  An industry-leading team: Proven track record of delivery and shareholder value creation led by Ross Beaty, and Blayne Johnson and Doug Forster of Featherstone Capital, who will all serve on the Board of Directors of New Equinox Gold

Greg Smith, President and Chief Executive Officer of Equinox, stated: "This merger represents a transformative step forward for both Equinox and Calibre, bringing together two complementary companies with strong production, growth potential, operational expertise, and a shared commitment to responsible mining. By combining our assets, teams, and financial strength, we are creating a leading Americas-focused gold producer with enhanced scale, resilience, and the ability to generate significant long-term value for our shareholders and stakeholders."

Darren Hall, President and Chief Executive Officer of Calibre, stated: "The merger with Equinox provides combined shareholders a diversified gold production base with significant growth opportunities. The combination of two new, long-life, low-cost, open-pit gold mines, Valentine and Greenstone, will be the cornerstone of an exciting new major Canadian gold producer that will be positioned to generate substantial shareholder value. I look forward to working with the combined team to continue Calibre's track record of superior execution and delivering on our commitments."

Benefits to Shareholders

Combining Equinox and Calibre unlocks benefits for both sets of shareholders that would be unavailable on a standalone basis, including:

  100% ownership of two cornerstone Canadian gold mines at the beginning of their mine lives
  Immediate increase to production and cash flow in a record gold price environment
  Enhanced portfolio diversification and reduced risk
  Exposure to several significant growth opportunities within the portfolio
  Substantial reserve and resource base with exploration and expansion potential
  Enhanced capital markets profile with greater significance for indices and investors
  Strengthened leadership team with key additions to both the Board and management
  Realizable synergies and improved efficiencies with the combination of two strong teams

Leadership and Governance

Upon closing of the Transaction, management of the combined operations will include executives from both Equinox and Calibre, with Equinox's current President and Chief Executive Officer, Greg Smith, remaining as Chief Executive Officer and Calibre's current President and Chief Executive Officer, Darren Hall, joining management as President and Chief Operating Officer of New Equinox Gold.

The Board of Directors of the combined company will consist of ten directors, with Ross Beaty as Chair, along with five additional directors from Equinox, including Greg Smith, and four directors from Calibre, including Doug Forster and Blayne Johnson.

Ross Beaty, Chair of Equinox, stated: "Great companies are built on strong foundations and strong teams. The combination of Equinox and Calibre brings together two new Canadian cornerstone gold mines, Greenstone and Valentine, a portfolio of operating gold mines in the Americas, and two excellent operating teams to create a gold mining powerhouse. With improved scale, diversification and financial strength, New Equinox Gold will be well positioned to deliver long-term value to its shareholders. I'm really excited about our future as a great new major gold mining company."

Blayne Johnson, Chair of Calibre, stated: "This merger creates a major gold producer with a solid foundation of two brand-new, high-quality, long-life mines: Greenstone and Valentine. Positioned in Canada's top gold regions, this combination transforms New Equinox Gold into the country's second-largest gold producer. With a strong portfolio of highly profitable and prospective assets across the United States, Mexico, Nicaragua, and Brazil, the company is well-positioned for long-term growth and sustained shareholder value creation. Doug and I look forward to continuing as directors and shareholders, working closely with Ross and the combined Equinox-Calibre team to build on Calibre's strong track record of operational excellence and execution for its shareholders."

Transaction Details

Pursuant to the terms and conditions of the Arrangement Agreement, Calibre shareholders will receive 0.31 of an Equinox common share for each Calibre common share held immediately prior to the Effective Time. In addition, Calibre's outstanding convertible securities will be treated in accordance with the terms of the Arrangement Agreement.

The Transaction will be effected pursuant to a court approved plan of arrangement under the Business Corporations Act (British Columbia). The Transaction will require approval by 66 2/3 percent of the votes cast by the shareholders of Calibre and 66 2/3 percent of the votes cast by the shareholders and option holders of Calibre, voting together as a single class, at a special meeting of Calibre shareholders expected to be held before May 31, 2025. The Transaction will also require approval of a simple majority of votes cast by the shareholders of Calibre, excluding those votes attached to Calibre common shares held by persons required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holder in Special Transaction.

The issuance of the Equinox common shares pursuant to the Transaction is also subject to approval by the shareholders of Equinox with a simple majority threshold of votes cast in favour at a special meeting of shareholders, also expected to be held before May 31, 2025.

Officers and directors of Equinox who hold approximately 6.1% of the outstanding Equinox common shares have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Equinox common shares in favour of the Transaction. Officers and directors of Calibre who hold approximately 2.1% of the outstanding Calibre common shares have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Calibre common shares in favour of the Transaction.

In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals, including both Canadian and Mexican competition authorization, approval of the listing of the Equinox common shares to be issued under the Transaction on the Toronto Stock Exchange ("TSX") and NYSE American Exchange ("NYSE-A"), and the satisfaction of certain other closing conditions customary for a transaction of this nature. Subject to the satisfaction of such conditions, the Transaction is expected to close in Q2 2025. The Arrangement Agreement includes customary deal protections, including reciprocal fiduciary-out provisions, non-solicitation covenants, and the right to match any superior proposals. Additionally, termination fees in the amount of US$145 million and US$85 million are payable by Equinox and Calibre, respectively, in certain circumstances.

Full details of the Transaction will be included in the respective management information circulars of Equinox and Calibre, expected to be mailed to shareholders in March 2025.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Concurrent Convertible Note Financing

Concurrent with entering into the Arrangement Agreement, Calibre has entered into irrevocable subscription agreements to complete the issuance of an aggregate principal amount of approximately US$75 million convertible notes to Equinox, Vestcor Inc., and Trinity Capital Partners (collectively, the "Convertible Notes"). The Convertible Notes will be unsecured with an annual interest rate of 5.5% and mature five years from the date of issue, subject to acceleration in certain circumstances. The Convertible Notes, at the option of each respective holder, are convertible into Calibre common shares at a price of C$4.25 per common share (each a "Conversion Share"), representing an approximate 37.5% premium to the closing price of the Calibre common shares on February 21, 2025.  Upon the occurrence of a change of control of Calibre, other than pursuant to the Transaction, the noteholder may require Calibre to, within 30 days following the consummation of the change of control, repay the principal amount outstanding by way of payment of an amount equal to the lesser of (x) (i) all remaining interest payable on the principal amount outstanding from the date of such redemption up to and including the maturity date plus (ii) 100% of the principal amount outstanding, and (y) (i) all accrued and unpaid interest on the principal amount outstanding up to and including the redemption date plus (ii) 107% of the principal amount outstanding. In connection with the issuance of the Convertible Notes, Calibre will issue to the Convertible Note holders an aggregate of 0.66 common share purchase warrants of Calibre (the "Warrants") per Conversion Share. Each warrant will be exercisable at a price of C$4.50 per Calibre common share until the date that is five years following the date of issue, representing an approximate 45.6% premium to the closing price of the Calibre common shares on February 21, 2025. Proceeds from the Convertible Notes will be used for (i) funding expenses related to the Transaction, and (ii) general corporate purposes until completion of the Transaction.

The private placement is expected to close on or about March 4, 2025 and is not conditional on the closing of the Transaction. The private placement is also subject to approval of the TSX, including Calibre fulfilling the requirements of the TSX. The Convertible Notes and Warrants will be subject to a four month and one day hold period, pursuant to securities laws in Canada. The Convertible Notes and Warrants have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any applicable securities laws of any state of the United States and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Calibre, nor shall there be any offer or sale of any securities of Calibre in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Board of Directors' Recommendations

The Arrangement Agreement has been unanimously approved by the board of directors of each of the Companies. Both boards of directors unanimously recommend that their respective shareholders vote in favour of the Transaction.

BMO Capital Markets has provided a fairness opinion to the board of directors of Equinox stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio provided for pursuant to the Transaction is fair, from a financial point of view, to Equinox.

National Bank Financial Inc. and Canaccord Genuity Corp. have each provided oral fairness opinions to the board of directors of Calibre stating that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the consideration to be received pursuant to the Transaction is fair, from a financial point of view, to the shareholders of Calibre (other than Equinox).

Advisors and Counsel

BMO Capital Markets and GenCap Mining Advisory are acting as financial advisors to Equinox. Blake, Cassels & Graydon LLP is acting as Canadian legal advisor to Equinox.

Trinity Advisors Corporation and Canaccord Genuity Corp. are acting as financial advisors to Calibre. Canaccord Genuity Corp. and National Bank Financial Inc. have provided fairness opinions to the board of directors of Calibre. Cassels Brock & Blackwell LLP is acting as Canadian legal advisor to Calibre.

Conference Call and Webcast

Equinox and Calibre will hold a joint conference call and webcast on February 24, 2025, commencing at 7:30 am Eastern Time to discuss the Transaction.

Conference call
Toll-free in U.S. and Canada: 1-833-752-3366
International callers: +1 647-846-2813

Webcast login

The webcast will be archived on both the Equinox and Calibre websites until the Transaction closes.

Qualified Person

The Calibre scientific and technical information contained in this news release was approved by David Schonfeldt P.Geo., Calibre's Corporate Chief Geologist and a "Qualified Person" under National Instrument 43-101.

The Equinox scientific and technical information contained in this news release was approved by Doug Reddy, MSc, P.Geo, Equinox's Chief Operating Officer and a "Qualified Person" under National Instrument 43-101.

About Equinox Gold Corp.

Equinox (TSX: EQX, NYSE-A: EQX) is a growth-focused Canadian mining company operating entirely in the Americas. The Company has six operating gold mines in Canada, the United States, Mexico and Brazil and a clear path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Further information about Equinox's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

About Calibre Mining Corp.

Calibre (TSX: CXB) is a Canadian-listed, Americas focused, growing mid-tier gold producer with a strong pipeline of development and exploration opportunities across Newfoundland & Labrador in Canada, Nevada and Washington in the USA, and Nicaragua. Calibre is focused on delivering sustainable value for shareholders, local communities and all stakeholders through responsible operations and a disciplined approach to growth. With a strong balance sheet, a proven management team, strong operating cash flow, accretive development projects and district-scale exploration opportunities Calibre will unlock significant value.

For further information, please contact:

Equinox Gold Corp.

Rhylin Bailie
Vice President, Investor Relations
T: 604.260.0516
E: ir@equinoxgold.com

W: www.equinoxgold.com

Equinox's head office is located at Suite 1501, 700 West Pender St., Vancouver, British Columbia V6C 1G8.

Calibre Mining Corp.

Ryan King
SVP Corporate Development & IR
T: 778.998.3700
E: calibre@calibremining.com

W: www.calibremining.com

Calibre's head office is located at Suite 1560, 200 Burrard St., Vancouver, British Columbia V6C 3L6.

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). These include statements regarding Equinox and Calibre's intent, or the beliefs or current expectations of the officers and directors of Equinox and Calibre for the combined entity ("New Equinox Gold") post-closing. Actual results and outcomes of the proposed plan of arrangement between the companies ("Arrangement") may vary materially from the amounts set out in any Forward-looking Information. As well, Forward-looking Information may relate to: future outlook and anticipated events, such as the consummation and timing of the Arrangement; the strategic vision for New Equinox Gold following the closing of the Arrangement and expectations regarding exploration potential, production capabilities and future financial or operating performance of New Equinox Gold post-closing, including investment returns and share price performance; 2025 production and cost guidance; the potential valuation of New Equinox Gold following the closing of the Arrangement; the accuracy of the pro forma financial position and outlook of New Equinox Gold following the closing of the Arrangement; the success of the new management team; the satisfaction of the conditions precedent to the Arrangement; the conversion of Mineral Resource and Mineral Reserves; the success of Equinox and Calibre in combining operations upon closing of the Transaction; the success and timing of completing construction on the Valentine Gold Mine; the production and operating capabilities of the Valentine Gold Mine; expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; the potential of New Equinox Gold to meet industry targets, public profile and expectations; and future plans, projections, objectives, estimates and forecasts and the timing related thereto.

Forward-looking Information is generally identified by the use of words like "will", "create", "enhance", "improve", "potential", "expect", "upside", "growth" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although Equinox and Calibre believe that the expectations reflected in the Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Equinox and Calibre as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information. Forward-looking Information involves numerous risks and uncertainties. Such factors include, without limitation: risks related to the closing of the Arrangement; risks related to Canadian and United States sanctions on New Equinox Gold Nicaraguan operations; risks related to the financial impact that tariffs placed on Canada or Mexico by the United States and risks related to retaliatory tariffs placed on the United States by either Canada or Mexico; risks related to new members of management and the board of New Equinox Gold; risks relating to changes in the gold price; risks related to the completion of the Valentine Gold Mine; risks related to achieving design capacity at Greenstone in accordance with expectations; and the factors identified in the section titled "Risks Related to the Business" in Equinox's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section titled "Risk Factors" in Calibre's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information is designed to help readers understand Equinox and Calibre's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox and Calibre assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If either Equinox or Calibre updates any one or more forward-looking statements, no inference should be drawn that the either company will make additional updates with respect to those or other Forward-looking Information. All Forward-Looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding mineral properties included in this news release, was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.